July 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FalconStor Software, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of FalconStor Software, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the captioned Registration Statement on Form S-1 (the “Registration Statement”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed in the Registration Statement as filed therewith. Substantially all of the disclosure in the Registration Statement follows closely the disclosure contained in the Registration Statement on Form S-1 (No. 333-256756) that was initially filed by the Company on June 3, 2021, which became effective on June 21, 2021.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement or the offering, please do not hesitate to contact me (tel.: (212) 451-2252) or Brad Wolfe, the Company’s Chief Financial Officer (tel.: (631) 777-5188).

Very truly yours,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

Enclosures

cc:	Mr. Todd Brooks Mr. Brad Wolfe